UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2) *

SNAP INTERACTIVE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

Greg R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83303W109
1. Names of Reporting Persons. Clifford Lerner
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 30,250,000
8. Shared Voting Power 0
9. Sole Dispositive Power 21,000,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,250,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 60.8% (1)
14. Type of Reporting Person (See Instructions) IN

(1) The percentage is calculated based upon 44,257,826 shares of Common Stock outstanding, as disclosed in the Issuer’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 10, 2013, as adjusted to reflect the issuance of 5,480,000 restricted shares of Common Stock.

This Amendment No. 2 (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the Common Stock of the Issuer filed on March 4, 2011, as amended by the Amendment No. 1 to Schedule 13D filed on December 19, 2011, by the Reporting Person with the Securities and Exchange Commission (as amended, the “Schedule 13D”).  This Amendment is being filed to disclose a change in beneficial ownership of the Reporting Person relating to the acquisition of restricted shares of Common Stock.  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

On April 10, 2013, the Board of Directors of the Issuer awarded the Reporting Person 5,000,000 restricted shares of Common Stock.  The restricted shares of Common Stock were issued pursuant to a restricted stock award agreement with the Issuer that was entered into on April 10, 2013.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following as of the date hereof:

On April 10, 2013, the Board of Directors of the Issuer awarded the Reporting Person 5,000,000 restricted shares of Common Stock as compensation for serving as the Issuer’s President and Chief Executive Officer.  The restricted shares of Common Stock were issued pursuant to a restricted stock award agreement with the Issuer that was entered into on April 10, 2013.

Item 5. Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)           The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto, which includes 5,000,000 restricted shares of Common Stock granted to the Reporting Person on April 10, 2013 and 480,000 restricted shares of Common Stock that were granted to a third party on April 10, 2013.

(b)           Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c)           Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Person are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
4/10/2013	Reporting Person	5,000,000		$0	Acquisition from the Issuer

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information as of the date hereof:

On April 9, 2013, the Reporting Person entered into an employment agreement with the Issuer (the “Employment Agreement”). The Employment Agreement, which is effective as of April 9, 2013, has an initial one-year term and will be automatically renewed for successive one-year terms unless earlier terminated by either party upon prior written notice. Pursuant to the Employment Agreement, the Reporting Person is entitled to receive the following compensation and benefits:

●	An annual salary of $285,000, which will be reviewed at least annually and may be increased in the sole discretion of the Board of Directors;
●
If the Issuer’s cash reserves are at least $3,000,000, an annual incentive bonus of $145,000, or if the Issuer’s cash reserves are less than $3,000,000, an annual incentive bonus in an amount determined in the sole discretion of the Board of Directors after consultation with the Issuer’s management team;

●
A grant of 5,000,000 restricted shares of the Issuer’s common stock, which vest 50% on the third anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to early termination and forfeiture provisions; and

●	Eligibility to participate in the Issuer’s benefit plans that are available for all employees generally and for executive employees.

The Employment Agreement may be terminated by the Issuer (i) upon the Reporting Person’s death or permanent disability, (ii) for Cause (as defined in the Employment Agreement) upon prior written notice or (iii) without Cause. The Reporting Person may also terminate the Employment Agreement for Good Reason (as defined in the Employment Agreement) upon the occurrence of certain events described therein.

The Reporting Person is entitled to the following compensation and benefits upon termination of the Employment Agreement, subject to the execution of a general release and compliance with certain restrictive covenants:

●
If his employment is terminated for any reason, the Issuer will pay the Reporting Person his earned but unpaid base salary through the date of termination, any accrued but unpaid vacation benefits and any unreimbursed business expenses.

●
If his employment is terminated without Cause or for Good Reason other than during the one-year period following a change in control, the Issuer will, in addition to the compensation described above, (i) pay a lump sum cash payment equal to (a) the number of full years of his employment with the Issuer plus 24 multiplied by (b) his monthly base salary and (ii) for the 12 months following the date of termination, provide health and welfare benefits that are not less favorable to him than the health and welfare benefits to which he was entitled immediately before his termination.

●
If his employment is terminated without Cause or for Good Reason during the one-year period following a change in control, the Issuer will instead (i) pay a severance benefit equal to 299% of his base salary for the year immediately preceding the change in control and (ii) for 24 months following the date of termination, provide health and welfare benefits that are not less favorable to him than the health and welfare benefits to which he was entitled immediately before the change in control.

Pursuant to the Employment Agreement, the Reporting Person is subject to a confidentiality covenant, a non-competition covenant and a non-solicitation covenant. The non-competition covenant and non-solicitation covenant each last for one year following the date of termination of employment.  The foregoing description of the Employment Agreement is qualified in its entirety by reference to the Employment Agreement, which is filed as Exhibit 99.1 hereto, which is incorporated by reference herein.

In accordance with the Employment Agreement and pursuant to a restricted stock award agreement (the “2013 Award Agreement”), the Issuer awarded the Reporting Person 5,000,000 restricted shares of Common Stock on April 10, 2013.  The restricted shares of Common Stock are currently voteable by the Reporting Person and vest 50% on the third anniversary of the date of grant and 50% on the fourth anniversary of the date of grant; provided, that upon the effective date of a “change in control” (as defined in the 2013 Award Agreement), any unvested shares of restricted stock will vest immediately upon the effective date of a “change in control” (as defined in the 2013 Award Agreement), subject to the terms and conditions of the 2013 Award Agreement. The foregoing description of the 2013 Award Agreement is qualified in its entirety by reference to the Restricted Stock Award Agreement filed as Exhibit 99.4 hereto, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1
Executive Employment Agreement (incorporated by reference to Exhibit 10.4 to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on April 11, 2013 by the Issuer with the Securities and Exchange Commission).

99.2	Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on March 4, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.3	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.4	Restricted Stock Award Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2013
CLIFFORD LERNER

/s/ Clifford Lerner

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1
Executive Employment Agreement (incorporated by reference to Exhibit 10.4 to the Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on April 11, 2013 by the Issuer with the Securities and Exchange Commission).

99.2	Stock Option Agreement (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on March 4, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.3	Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on December 14, 2011 by the Reporting Person with the Securities and Exchange Commission).
99.4	Restricted Stock Award Agreement (filed herewith).